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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934


                          COYOTE NETWORK SYSTEMS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of class of securities)

                                   22406 P108
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                                 (CUSIP Number)


                                 August 23, 1999
                          (Date of event which requires
                            filing of this statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)


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

CUSIP No. 22406 P108

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(1)      Names of Reporting Person                                Comdisco, Inc.
         S.S. or I.R.S. Identifica-                                   36-2687938
         tion Nos. of Above Person
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(2)      Check the appropriate Box if a Member of a Group                  (a)
                        Not Applicable                                     (b)
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(3)      SEC Use Only
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(4)      Citizenship or Place of
         Organization                                                   Delaware

Number of Shares                   (5)      Sole Voting Power        193,000<F1>
Beneficially Owned                 ---------------------------------------------
by Each Reporting                  (6)      Shared Voting                  0
Person With                        ---------------------------------------------
                                   (7)      Sole Dispositive         193,000<F1>
                                   ---------------------------------------------
                                   (8)      Shared Dispositive Power       0
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(9)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                              193,000<F1>
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(10)     Check if the Aggregate Amount
         in Row (9) Excludes Certain Shares
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(11)     Percent of Class Represented
         by Amount in Row (9)                                           1.5%<F1>
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(12)     Type of Reporting Person                                         CO
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
Item 1(a).        Name of Issuer:

Coyote Network Systems, Inc. ("Coyote").

Item 1(b).        Address of Issuer's Principal Executive Offices:

Coyote's principal executive offices are located at 4300 Park Terrace Drive, Westlake Village, California 91361.

Item 2(a).        Name of Person Filing:

Comdisco, Inc. ("Comdisco").

Item 2(b).       Address of Principal Business Office, or if none, Residence:

Comdisco's principal business address at 6111 North River Road, Rosemont, Illinois 60018.

Item 2(c).        Citizenship:

Comdisco is a Delaware corporation.

Item 2(d).        Title of Class of Securities:

Common Stock, par value $1.00 per share ("Common Stock").

Item 2(e).       CUSIP Number:

22406 P108


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
Item 3. If this  statement is filed  pursuant to Rules  13d-1(b),  or 13d-2(b)or
(c), check whether the person filing is:

     (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).
     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e)  [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).
     (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).
     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
     (i) [ ] A church plan that is excluded from the definitions of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U .S.C. 80a-3).
     (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

    If this statement is filed pursuant to ss.240.13d-1(c),  check this box [x].


Item 4.           Ownership.

      (a) Amount beneficially owned:                                 193,000<F1>

      (b) Percent of class:                                             1.5%<F1>

      (c) Number of shares as to which the person has:
         (i) Sole power to vote or to direct the vote:...............193,000<F1>
         (ii) Shared power to vote or to direct the vote:..................0
         (iii) Sole power to dispose or to direct the disposition of:193,000<F1>
         (iv) Shared power to dispose or to direct the disposition of:.....0
[FN]

     <F1> Comdisco  holds  unexercised  warrants to purchase  193,000  shares of
          Coyote Common Stock and, pursuant to Rule 13d-3(d)(1)(i)(A), is deemed to be the beneficial owner of the underlying shares.

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
Item 5.  Ownership of Five Percent or Less of a Class

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

 Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.  Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group

Not applicable

Item 10. Certification

 By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

 After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 27, 1999
                           COMDISCO, INC.


                           By:  /s/  David J. Keenan
                           Name:  David J. Keenan
                           Title: Senior Vice President and Corporate Controller
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